B.H.I.T. Inc.

7005 Stadium Drive, Suite 100

Brecksville, Ohio 44141

June 12, 2007

Via EDGAR and U.S. Mail

Cicely L. LaMothe

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C. 20549

Re: B.H.I.T. Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Form 10-QSB for the Quarter Ended March 31, 2007

SEC File No: 0-09043

Dear Ms. LaMothe,

In your May 31, 2007 letter you made the following comment to B.H.I.T. Inc.'s most recent Forms 10-KSB and 10-QSB:

We noted that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

I confirm that Paul S. Dennis and I signed the certifications required by Exchange Act Rule 13a-14(a) for B.H.I.T.'s December 31, 2006 Form 10-KSB and March 31, 2007 Form 10-QSB in our personal capacity. In future filings we will revise the certifications to exclude the title of the certifying individual from the opening sentence.

Per your request, B.H.I.T. acknowledges that:

  B.H.I.T. is responsible for the adequacy and accuracy of the disclosure in the company's filings with the Commission;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  B.H.I.T. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your comments. If you have any questions regarding B.H.I.T.'s responses set forth in this letter, please do not hesitate to contact our attorney, Christopher J. Hubbert, at 216-736-7215.

Sincerely,

B.H.I.T. Inc.

/s/ Andrew H. Scott

Andrew H. Scott

Interim Chief Executive Officer

cc: Jorge L. Bonilla

Paul S. Dennis

Christopher J. Hubbert